UNITED STATES
 SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Astral Success Limited
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
458,782,405[2]
	8	shared voting power

	9	sole dispositive power
458,782,405
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%[3]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

2 Represents 458,782,405 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares held by Astral at the First Closing, (ii) 72,822,604 Class A Ordinary Shares that may be acquired upon the conversion of 72,822,604 Senior Convertible Preferred Shares that Astral has a right to purchase at the Second Closing, and (iii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon the conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant.

3 The calculation assumes that there is a total of 1,610,116,026 Class A Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) (including 7,512,039 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of certain Convertible Notes by existing investors in the Issuer, and (iii) 458,782,405 Class A Ordinary Shares that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant.

CUSIP No. 91818X108	13D	Page 3 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 9 of 17

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 10 of 17

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, The People's Republic of China.

Item 2.	Identity and Background

(a) Name of Person Filing

This statement is filed by:

This Schedule 13D is filed by (i) Astral Success Limited (“Astral”); (ii) Joy Capital Opportunity, L.P. (“Joy Opportunity”); (iii) Joy Capital Opportunity GP, L.P. (“Joy Opportunity GP”); (iv) Joy Capital II, L.P. (“Joy II”); (v) Joy Capital II GP, L.P. (“Joy II GP”); (vi) Joy Capital III, L.P. (“Joy III”); (vii) Joy Capital III GP, L.P. (“Joy III GP”); and (viii) Joy Capital GP, Ltd. (“Joy Capital GP”). The foregoing entities are collectively referred to as the “Reporting Persons”.

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes 145,645,208 Class A Ordinary Shares that may be acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Astral. The Senior Convertible Preferred Shares were acquired by Astral pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Nio Capital investment management group (“Nio Capital”, collectively with Astral, the “Investors” and each an “Investor”), dated June 14, 2021 (“Subscription Agreement”). The first closing of the transactions (the “First Closing”) contemplated under the Subscription Agreement occurred on July 12, 2021. The Class A Ordinary Shares reported as beneficially owned herein also includes up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant to purchase the shares at $0.3433 per share that were also acquired by Astral at the First Closing, as well as an additional 72,822,604 Class A Ordinary Shares that may be acquired upon the conversion of 72,822,604 Senior Convertible Preferred Shares that Astral has a right to purchase at the Second Closing (See discussion in Item 6 below).

Astral is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing. Joy Opportunity, Joy II and Joy III comprise the owners of the majority of the voting interest of Astral. Joy Opportunity GP, Joy II GP and Joy III GP are the general partners respectively of Joy Opportunity, Joy II and Joy III. Joy Capital GP is the general partner of Joy Opportunity GP, Joy II GP and Joy III GP. Each of the Reporting Persons is ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the Class A Ordinary Shares of the Issuer held by each of the Reporting Persons, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any.

CUSIP No. 91818X108	13D	Page 11 of 17

(b)  Address of Principal Business Office, or, if none, Residence

The address for each of Joy Opportunity, Joy Opportunity GP, Joy II, Joy II GP, Joy III, Joy III GP, and Joy Capital GP is:

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street, P. O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

The address for Astral is:

Craigmuir Chambers

Road Town, Tortola, VG 1110

British Virgin Islands

(c)  Principal Occupation or Employment

Astral is a special purpose vehicle established to invest in the securities of the Issuer. The principal business of the Joy Opportunity, Joy II, and Joy III is to invest in securities on behalf of their limited partners. The principal business of Joy Opportunity GP, Joy II GP, and Joy III GP is to act as the general partners of Joy Opportunity, Joy II, and Joy III. The principal business of Joy Capital GP is to act as the general partner of Joy Opportunity GP, Joy II GP, and Joy III GP.

(d)  Criminal Convictions

None of Reporting Persons, nor Mr. Erhai Liu, or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors).

(e)  Civil Proceedings

None of Reporting Persons, nor Mr. Erhai Liu, or to their knowledge any of the executive officers of the Reporting Persons, has, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship

Astral Success Limited is a company limited by shares incorporated under the laws of the British Virgin Islands with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The remaining Reporting Persons are limited partnerships or corporation organized under the laws of the Cayman Island. Mr. Erhai Liu is a citizen of the People’s Republic of China.

CUSIP No. 91818X108	13D	Page 12 of 17

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost of the Senior Convertible Preferred Shares and Warrant purchased by Astral as of the First Closing was $50,000,000. The funds used to acquire the Issuer’s securities were from the investment capital contributed to Astral by Joy Opportunity, Joy II, Joy III and others not affiliated with the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Class A Ordinary Shares for investment purposes. The Reporting Persons have engaged and expect to continue to engage in discussions with senior management of the Issuer, among other matters. The Reporting Persons will also participate in management of the Issuer through Mr. Erhai Liu’s service on the Issuer’s board of directors. The Reporting Persons may have engaged, or may in the future also engage, in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer in addition to those more specific matters addressed in the previous sentence, which discussions may include proposing or considering one or more of the actions described in this Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the board of directors, price levels of the Class A Ordinary Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Class A Ordinary Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer (consistent with their obligations under the Lock-up Letter) and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in this Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP No. 91818X108	13D	Page 13 of 17

Item 5.	Interest in Securities of the Issuer

(a-b)     The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Astral, but only Astral, has converted its Senior Convertible Preferred Shares (including those that may be acquired at the Second Closing) and exercised its Warrant and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,084,343,330 Class A Ordinary Shares outstanding immediately prior to the First Closing Date (being July 12, 2021) (including 7,512,039 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan) and (ii) 66,990,291 Class A Ordinary Shares issued upon partial conversion of certain Convertible Notes by existing investors in the Issuer.

(c)           None of the Reporting Persons nor Mr. Erhai Liu has engaged in any transactions in the Issuer’s securities in the last 60 days, other than the acquisition that occurred at the First Closing.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement/ Second Closing

In addition to the sale and purchase of the Senior Convertible Preferred Shares and Warrant issued at the First Closing, pursuant to the Subscription Agreement, the Company agreed to issue and sell to Astral, at a time to be decided in its sole discretion that is within one year after the First Closing Date, 72,822,604 Senior Convertible Preferred Shares for and aggregate purchase price of $25,000,000. To the extent Astral does not exercise its right to purchase, if, during any three consecutive month period after the six month anniversary from the First Closing Date, certain agreed business performance target is met, the Issuer will be entitled to require Astral (and Astral will be obligated upon receipt of such request) to purchase the Senior Convertible Preferred Shares at the stated price. The Issuer cannot exercise such right until after the nine-month anniversary of the First Closing Date, but must exercise such right no later than the one-year anniversary of the First Closing Date.

Warrant

Pursuant to the Subscription Agreement, Astral entered into a warrant agreement (the “Warrant”) with the Issuer that is immediately exercisable for 240,314,593 Senior Convertible Preferred Shares at an exercise price of $0.3433 per share, subject to adjustment. The aggregate Exercise Price for all shares issuable under this Warrant is up to $82,500,000. The Warrant expires on January 12, 2023.

CUSIP No. 91818X108	13D	Page 14 of 17

Lock-Up Letter

Astral entered into a consent letter for lock-up (the “Lock-up Letter”) with the Issuer, dated July 12, 2021, which provides that the Astral and its affiliates (which means any other person and/or entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Astral), during the period commencing from the First Closing Date until nine (9) months from the First Closing Date (the “Lock-Up Period”), shall not, subject to certain customary exceptions: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities (as defined in the Lock-up Letter) owned or to be owned by Astral and its affiliates, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing.

Voting Agreement

On July 12, 2021, the Issuer, Astral and other investors entered into a Voting Agreement (the “Voting Agreement”) pursuant to which the Board shall consist of seven directors, among which, subject to certain limitations set forth in the Voting Agreement, Astral shall be entitled to nominate one director, Astral and Nio Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Voting Agreement (other than the Issuer) has agreed that it/he shall vote the equity securities of the Issuer held by it/him at any general meeting of shareholders and take all other necessary actions, and cause its/his nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the board composition set forth above.

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao Group Limited (“Xin Gao”) may, on or before July 31, 2024, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of Astral and other investors.

Because of the arrangements in the Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and the Nio Capital is 917,564,810 Class A Ordinary Shares. Nio Capital has separately reported its beneficial ownership on a Schedule 13D, filed on July 22, 2021.

Registration Rights Agreement

Simultaneously with the First Closing, the Issuer and the Investors entered into a Registration Rights Agreement, dated July 12, 2021 with respect to the Class A Ordinary Shares and ADRs issuable to the Investors upon conversion of the Senior Convertible Preferred Shares and/or exercise of the warrants. The Registration Rights Agreement grants the Investors customary shelf and piggyback registration rights.

CUSIP No. 91818X108	13D	Page 15 of 17

Investors’ Rights Agreement

Simultaneously with the First Closing, the Issuer, the Investors and certain other parties thereof entered into an Investors’ Rights Agreement, dated July 12, 2021. Pursuant to the Investors’ Rights Agreement, the Issuer granted Investors certain information rights, the right of first offer over future issuances of securities, and a right of first refusal and co-sale right with respect to transfer of shares by Mr. Kun Dai and/or Xin Gao.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons
2.	Warrant Agreement
3.	Lock-Up Consent Letter
4.	Subscription Agreement
5.	Registration Rights Agreement
6.	Investors’ Rights Agreement
7.	Voting Agreement

CUSIP No. 91818X108	13D	Page 16 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2021
Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 17 of 17

Joy Capital III, L.P.

By: Joy Capital III GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital III GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

Astral Success Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)